400 Howard Street
San Francisco, CA 94105
1-800-iShares (1-800-474-2737)
www.iShares.com

September 29, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Erin E. Martin, Esq.

Re:	iShares® Silver Trust - Annual Report on Form 10-K for the Year Ended December 31, 2013 File No. 001-32863

Dear Ms. Martin:

Reference is hereby made to your letter dated September 16, 2014, pursuant to which the staff of the Division of Corporation Finance provided comments to the Annual Report on Form 10-K for the year ended December 31, 2013 filed by the iShares® Silver Trust (the “Trust”) on February 28, 2014. Set forth below are the responses to those comments. For your convenience, the text of each comment is reproduced in italics before our response.

Item 1.   Business, page 1

1.

In future Exchange Act reports, please include a brief discussion of the market that prices silver for purposes of calculating NAV. Please also describe the main factors that affected the price changes of silver for the periods presented.

As requested by the staff, the registrant's future Annual Reports on Form 10-K will include in the response to Item 1 (Business) a description of the operation of the market in which the price used by the Trustee for the daily determination of the Trust's net asset value is discovered.

The registrant’s Annual Reports on Form 10-K under Item 1A, Risk Factors, include a description of various factors that may affect movements in the price of silver generally. Unfortunately, neither the registrant nor the sponsor of the registrant is in possession of information that would give them insight as to why the prices of silver have moved in one or another direction in a given period. Neither the registrant nor the sponsor of the registrant is an active participant in the silver markets. The sole objective of the registrant is to passively reflect the general performance of the price of silver. The registrant (a New York common law trust without any employees or active management) does not engage in any activities designed to obtain a profit from, or to ameliorate losses caused by, changes in the price of silver. Consequently, the registrant has no proprietary trading data and no access to the trading and other information necessary to form a view as to what factors may have affected the price of silver at any time.

2.	In future Exchange Act reports, please identify Mr. Gee as your principal accounting officer, as applicable, or alternatively, include the signature of your principal accounting officer or controller.

The registrant's future Annual Reports on Form 10-K will expressly identify the signatory who is the registrant's principal accounting officer.

*   *   *

As requested, the Trust hereby acknowledges as follows:

●	The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (415) 670-4663 or Marisa Rolland at (415) 670-6416, should you have any further questions.

Sincerely,

iShares Delaware Trust Sponsor LLC,

in its capacity as the sponsor of the Trust

By:  /s/ Jack Gee

Name: Jack Gee

Title: Chief Financial Officer